THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

November 26, 2012

Mr. H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Infinity Oil & Gas Company
Form S-1 Registration Statement
File No. 333-183886

Dear Mr. Schwall:

In response to your letter of comments dated November 5, 2012, please be advised as follows:
Risk Factors

1.         A risk factor has been added regarding Ms. Sytner’s previous affiliation with entities that altered their business plans.

2.         A risk factor has been added regarding the lack of technical training or prior operational experience in oil and gas exploration.

3.         Risk factor no. 22 has been deleted in its entirety.  We believe risk factor 20, now 22, adequately discusses compliance under the Sarbanes-Oxley Act.

Business

4.         The section has been revised and the balance of the language deleted.  Also, the date has been corrected to reflect August 2012.

Management

5.         Ms. Friedman is currently employed by the New York Board of Education, Queens, New York as reflected in her biography which states, "Since September 2003, Ms. Friedman has been a consultant and occupational therapist with the New York Board of Education, Queens, New York."  According Ms. Friedman’s current employment is disclosed.  Risk factor #19 has been revised to clarify the devotion of time to the operations of the company by the two officers.  Ms. Friedman’s and Ms. Sytner’s biographies have been revised to clearly state that each is a founder of the company.  The basis for Ms. Friedman’s knowledge of the oil and gas industry has been provided.

Mr. H. Roger Schwall
Securities and Exchange Commission
RE:	Infinity Oil & Gas Company
Form S-1 Registration Statement
File No. 333-183886
November 26, 2012
Page 2

Exhibit 10.1

6.         A copy of the promissory note evidencing the current loan by Ms. Sytner has been filed as Exhibit 10.2.  The use of proceeds section has been revised to reflect the repayment of the loan.  The current disclosure supports Note 3 to the financial statements.

Exhibit 23.1

7.         A revised consent has been filed as Exhibit 23.1.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Infinity Oil & Gas Company